SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

MESTEK, INC.

(Name of the Issuer)

MESTEK, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK - NO PAR VALUE

(Title of Class of Securities)

590829107

(CUSIP Number of Class of Securities)

J. Nicholas Filler

c/o Mestek, Inc.

260 North Elm Street

Westfield, Massachusetts 01085

(413) 568-9571

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Person(s) Filing Statement)

WITH COPIES TO:

Michael L. Pflaum, Esq. Jonathan A. Ain, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9200	Peter M. Rosenblum, Esq. William R. Kolb, Esq. Foley Hoag LLP Seaport World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210-2600 (617) 832-1000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ] The filing of a registration statement under the Securities Act of 1933.
c.	[ ] A tender offer.
d.	[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

CALCULATION OF FILING FEE

Transaction value*	Amount of filing fee

$9,633,585	$1,030.79

*

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 632,125 shares of common stock for $15.24 per share in cash in lieu of issuing fractional shares to holders of less than 2,000 shares of common stock after the proposed reverse/forward stock split. The amount of the filing fee was determined by multiplying the Transaction Valuation by $107.00 per million.

[ ]

Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:	$
Form or registration no.:
Filing party:
Dates filed:

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Mestek, Inc., a Pennsylvania corporation (“Mestek”), in connection with a proposed going private transaction. At the annual meeting of shareholders, Mestek’s shareholders of record will vote on approval of amendments to Mestek’s Restated Certificate of Incorporation to effect a 1-for-2,000 reverse stock split immediately followed by a 2,000-for-1 forward stock split of Mestek’s common stock.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of Mestek’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

All parenthetical references under the various items in this Schedule 13E-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)            The name of the subject company is Mestek, Inc. Mestek’s principal executive offices are located at 260 North Elm Street, Westfield, Massachusetts 01085 and its telephone number is (413) 568-9571.

(b)           The information set forth in the Proxy Statement under “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE TRANSACTION--WHY DID YOU SEND ME THIS PROXY STATEMENT?” is incorporated herein by reference.

(c)            The information set forth in the Proxy Statement under “Market for Common Stock and Related Shareholder Matters” is incorporated herein by reference.

(d)           The information set forth in the Proxy Statement under “Market for Common Stock and Related Shareholder Matters” is incorporated herein by reference.

(e)            Mestek has not made an underwritten public offering of its common stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)            Mestek has purchased 177,478 shares of its common stock during the two years preceding the date of the filing of this Schedule 13E-3.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c)     The information set forth in Item 2(a) above is incorporated herein by reference. Mestek is managed by its directors and executive officers. The directors of Mestek are William J. Coad, Winston R. Hindle, Jr., David W. Hunter, David M. Kelly, George F. King, John E. Reed, Stewart B. Reed and Edward J. Trainor. The executive officers of Mestek are John E. Reed, R. Bruce Dewey, William S. Rafferty, Stephen M. Shea and J. Nicholas Filler. The address of each director and executive officer of Mestek is c/o Mestek, Inc., 260 North Elm Street, Westfield, Massachusetts 01085 and its telephone number is (413) 568-9571. All of the directors and executive officers of Mestek are United States citizens. During the last five years, neither Mestek nor, to its knowledge, any of its directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)           The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE TRANSACTION” and “SPECIAL FACTORS” is incorporated herein by reference.

(c)           The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS -- Cash Payment In Lieu of Shares of Common Stock,” “-- Effects on the Cashed Out Shareholders,” “-- Effects on the Unaffiliated Remaining Shareholders,” “Effects on the Affiliated Remaining Shareholders,” Effects on 401(k) Participants,” “—Potential Conflicts of Interest,” and “-- Federal Tax Consequences” is incorporated herein by reference.

(d)           The information set forth in the Proxy Statement under “Additional Information; Dissenters’ Rights” is incorporated herein by reference.

(e)           The information set forth in the Proxy Statement under “SPECIAL FACTORS- Fairness of the Transaction” is incorporated herein by reference.

(f)	Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)           The information set forth in the Proxy Statement under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,” “DIRECTOR COMPENSATION,” “EXECUTIVE COMPENSATION” and “SUMMARY COMPENSATION TABLE” is incorporated herein by reference.

(b)-(c)	None.

(e)	None.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)           The information set forth in the Proxy Statement under “SPECIAL FACTORS – Effects on the Company” is incorporated herein by reference.

(c)(1)-(8)               The information set forth in the Proxy Statement under “SPECIAL FACTORS—Purposes, Alternatives, Reasons and Effects of the Transaction,” “-- Effects on the Company,” and “Additional Information; Dissenters’ Rights” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)           The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE TRANSACTION,” “SPECIAL FACTORS -- Background of the Transaction,” and “—Purposes, Alternatives, Reasons and Effects of the Transaction” is incorporated herein by reference.

(b)           The information set forth in the Proxy Statement under “SPECIAL FACTORS- Alternatives Considered,” and “SPECIAL FACTORS-- Background of the Transaction,” is incorporated herein by reference.

(c)           The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE TRANSACTION,” “SPECIAL FACTORS -- Background of the Transaction,” “-- Purposes, Alternatives, Reasons and Effects of the Transaction,” “-- Fairness of the Transaction,” and “-- Recommendation of the Board of Directors” is incorporated herein by reference.

(d)           The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE TRANSACTION,” “SPECIAL FACTORS -- Effects on the Cashed Out Shareholders,” “-- Effects on the Unaffiliated Remaining Shareholders,” “Effects on the Affiliated Remaining Shareholders,” Effects on 401(k) Participants,” “—Potential Conflicts of Interest,” “-- Federal Tax Consequences,” “—Effects on the Company,” and “—Additional Information; Dissenters’ Rights” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF TRANSACTION.

(a)-(e)     The information set forth in the Proxy Statement under “Questions and Answers About the Meeting and the Transaction,” “Approval of Security Holders,” “SUMMARY TERM SHEET— Vote Required; Record Date” and “SPECIAL FACTORS – Fairness of the Transaction,” “-- Recommendation of the Board of Directors” and “—Reports, Opinions, Appraisals and Other Considerations” is incorporated herein by reference.

(f)	None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(b)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Fairness of the Transaction,” and “-- Recommendation of the Board of Directors” is incorporated herein by reference.

(c)           The information set forth in the Proxy Statement under “SPECIAL FACTORS – Opinion of Houlihan Lokey” is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(d)     The information set forth in the Proxy Statement under “SPECIAL FACTORS – Source and Amounts of Funds or Other Consideration” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)           The information set forth in the Proxy Statement under “SPECIAL FACTORS -- Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	No transaction in the subject series has taken place in the last 60 days.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)-(e)     The information set forth in the Proxy Statement under “SPECIAL FACTORS -- Fairness of the Transaction,” “-- Recommendation of the Board of Directors,” and “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE TRANSACTION” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)           The financial information in Mestek’s Annual Report on Form 10-K for the year ended December 31, 2005 and Mestek’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 is incorporated herein by reference. The information set forth in the Proxy Statement under “SUMMARY

TERM SHEET -- Summary Historical Financial Information” “Financial Information” and “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

(b)           The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” and “Financial Information” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)     The information set forth in the Proxy Statement under “SPECIAL FACTORS – Source and Amounts of Funds or Other Consideration” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

(a)(1)       Preliminary Proxy Statement of Mestek (incorporated herein by reference to Mestek’s Schedule 14A filed with the Securities and Exchange Commission on May 26, 2006).

(a)(2)       Presentation dated May 1, 2006 by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to the Special Committee of the Board of Directors of Mestek, Inc.

(b)	Not applicable.

(c)           Opinion of Independent Financial Advisor Houlihan Lokey dated as of May 2, 2006 (incorporated herein by reference to Annex C to Mestek’s Schedule 14A filed with the Securities and Exchange Commission on May 26, 2006).

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and completed.

Dated: May 30, 2006	MESTEK, INC. By: /s/ J. Nicholas Filler Name: J. Nicholas Filler Title: Senior Vice President-Corporate and Legal Affairs

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Preliminary Proxy Statement of Mestek (incorporated herein by reference to Mestek’s Schedule 14A filed with the Securities and Exchange Commission on May 26, 2006).
(a)(2)	Presentation dated May 1, 2006 by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to the Special Committee of the Board of Directors of Mestek, Inc.

(b)	Not applicable.
(c)

Opinion of Independent Financial Advisor Houlihan Lokey dated as of May 2, 2006 (incorporated herein by reference to Annex C to Mestek’s Schedule 14A filed with the Securities and Exchange Commission on May 26, 2006).

(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.